Form 10-K405, Exhibit 13
period 1996-12-31
AER ENERGY RESOURCES INC /GA
filed 1997-03-27
CIK 863872

                                                                      EXHIBIT 13

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's common stock is traded under the symbol "AERN" on the Nasdaq National Market (Nasdaq).

     The following table sets forth, for the quarters indicated, the high and low sales prices for the Company's common stock on the Nasdaq. Nasdaq quotations are based on actual transactions and not bid prices.


                           Price
Quarter Ended:        High       Low
                      -------  -------

  March 31, 1995      6 1/8    2 3/4
  June 30, 1995       6 1/4    4 5/16
  September 30, 1995  5 7/8    4 1/8
  December 31, 1995   5 1/8    2 1/4

  March 31, 1996      3 7/16   1 7/8
  June 30, 1996       7 3/4    4
  September 30, 1996  4 11/16  2 15/16
  December 31, 1996   3 7/8    2 3/16

     On December 31, 1996, the closing price of the common stock as reported on the Nasdaq was $2.19 per share. On March 17, 1997, there were 272 holders of record of the Company's common stock. This number excludes shareholders holding stock under nominee or street name accounts with brokers.

     The Company has not declared a cash dividend on its common stock since inception. The Company has incurred operating losses since inception and expects to incur operating losses at least through 1998. Thus, the Company anticipates that for the foreseeable future, earnings, if any, will be retained for the operation and growth of its business. Accordingly, the Company does not anticipate paying any dividends in the foreseeable future.

SELECTED FINANCIAL DATA.


                                                                                  PERIOD FROM
                                                                                 JULY 17, 1989
                                                                                   (DATE OF
                                                                                   INCEPTION)
                               YEARS ENDED DECEMBER 31,                               TO
(IN THOUSANDS EXCEPT  ----------------------------------------------------        DECEMBER 31,
PER SHARE DATA)          1996        1995        1994       1993        1992         1996
                        --------   --------    --------   --------   ---------    -------------


STATEMENT OF
  OPERATIONS DATA:
REVENUES               $     23    $    159   $     49   $     --   $     --     $     230
GROSS MARGIN             (1,288)     (2,020)      (546)        --         --        (3,854)
COSTS AND EXPENSES:
  RESEARCH AND
    DEVELOPMENT           4,207       4,696      6,341      5,045      3,242        26,693
MARKETING,
  GENERAL, AND
  ADMINISTRATIVE          3,123       4,174      3,766      2,514      1,613        17,568
TOTAL COSTS AND
  EXPENSES                7,330       8,870     10,107      7,559      4,855        44,261
OPERATING LOSS           (8,618)    (10,890)   (10,653)    (7,559)    (4,855)      (48,115)
INTEREST INCOME
  (EXPENSE), NET          1,059         692        464        297         78         2,422
NET LOSS               $ (7,559)   $(10,198)  $(10,189)  $ (7,262)  $ (4,777)    $ (45,693)
NET LOSS PER SHARE     $  (0.33)   $  (0.59)  $  (0.68)  $  (0.56)  $  (0.43)    $   (3.60)
WEIGHTED AVERAGE
  SHARES
  OUTSTANDING (1)        22,673      17,229     14,905     13,047     11,046        12,685

(IN THOUSANDS)
BALANCE SHEET DATA:
CASH AND CASH
  EQUIVALENTS          $ 18,728    $ 16,417   $ 16,030   $  5,343   $  3,224
WORKING CAPITAL          18,502      16,125     15,953     13,502      4,192
TOTAL ASSETS             20,688      18,895     19,007     16,314      5,673
TOTAL LIABILITIES           512         703        665        679        459
DEFICIT ACCUMULATED
  DURING THE
  DEVELOPMENT STAGE     (46,008)    (38,223)   (27,936)   (17,747)   (10,484)
TOTAL STOCKHOLDERS'
  EQUITY                 20,176      18,192     18,342     15,635      5,214

(1) COMPUTED ON THE BASIS DESCRIBED IN NOTE 1 OF THE NOTES TO THE FINANCIAL STATEMENTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS.

GENERAL

     Since its inception, the Company has been a development stage company primarily engaged in developing rechargeable zinc-air battery technology, establishing the manufacturing process, defining and developing market opportunities, testing and selling rechargeable zinc-air batteries and recruiting and training personnel. From inception through 1994, the Company's research and development expenses increased as the Company progressed from a company with a basic rechargeable zinc-air technology to a company producing rechargeable zinc-air batteries in quantity. Starting in 1994 with the sale of the Company's first battery product, a portion of the research and development effort became focused on the manufacturing process and the production of both prototype batteries and batteries for sale to customers. The Company introduced its first product, a zinc-air stand-alone accessory battery, in August 1994. During 1995, the Company began shipping two customized zinc-air accessory batteries designed for computer original equipment manufacturers ("OEMs"); the AER Energy PowerProTM and the AER Energy PowerSlice LXTM. The AER Energy PowerPro battery was designed for certain models of Toshiba portable computers that went out of production in late 1995. During the quarter ended September 30, 1996, the Company phased out its AER Energy PowerPro battery.
The AER Energy PowerSlice LX battery was designed for the Hewlett-Packard OmniBook 600 portable computer. In September 1996, Hewlett-Packard introduced the OmniBook 800 portable computer, an upgrade of its OmniBook 600. An increase in the power requirements of the OmniBook 800 over the OmniBook 600 plus the Company's incorporation of recent technology enhancements into its battery products have resulted in delays in shipping the Company's AER Energy PowerSlice LX battery. Product sales through December 31, 1996 have been minimal. The Company has incurred cumulative losses of $45.7 million since inception to December 31, 1996. The Company expects to continue to incur operating losses through at least the end of 1998.

     The Company was formed to develop and commercialize rechargeable zinc-air batteries for portable electronic products using technology licensed from Dreisbach Electromotive, Inc. ("DEMI"). DEMI was formed in 1982 to conduct research and development on electric vehicles and battery systems utilizing, among others, zinc-air technology. DEMI's zinc-air development programs included applications for electric vehicles and portable products. The Company has licensed, through DEMI (the "DEMI License"), the rights to use certain DEMI technology including zinc-air, in non-motor vehicle applications, while DEMI has retained the rights to zinc-air technology for motor vehicle applications and to its other technologies for motor vehicle applications and batteries producing over 500 watts continuous power output. Effective October 15, 1993, the DEMI License was amended so that, under certain circumstances, some or all of the royalties due under the DEMI License are payable to the shareholders of DEMI rather than to DEMI. DEMI had rights pursuant to a Technology Assignment Agreement to battery technology developed by Mr. Cheiky, DEMI's principal scientist, through July 19, 2004, subject to certain annual payments to be made to Mr. Cheiky and certain other conditions and exceptions. On December 26, 1995, the Technology Assignment Agreement with Mr. Cheiky was terminated.

RESULTS OF OPERATIONS

     Net revenues for the years ended December 31, 1996, 1995 and 1994 were $23,000, $159,000 and $49,000, respectively. Net revenues during 1994 were attributable to the Company's first product introduced in August 1994. Net revenues during 1995 and 1996 were attributable to the Company's AER Energy PowerPro and AER Energy PowerSlice LX battery products.

     The Company's cost of sales for the years ended December 31, 1996, 1995 and 1994 were $1.3 million, $2.2 million and $0.6 million, respectively. The high cost of sales in all three years is primarily due to manufacturing inefficiencies and high material costs resulting from low production volumes.

     Research and development expenses decreased to $4.2 million for the year ended December 31, 1996 from $4.7 million for the same period in 1995. This decrease was primarily the result of a $351,000 reduction in the costs related to the design and development of the Company's battery products. These design and development costs include an allocation of manufacturing overhead pertaining to the production and testing of prototype zinc-air batteries and cells. During the years ended December 31, 1996 and 1995, a total of $1,127,000 and $389,000 in manufacturing overhead expenses were allocated to the research and development effort, respectively. The reduction in research and development expenses in 1996 compared to 1995 also resulted from an $83,000 decrease in personnel related costs, and a $40,000 decrease in legal expenses.

     Research and development expenses decreased to $4.7 million for the year ended December 31, 1995 from $6.3 million for the year ended December 31, 1994. This decrease was primarily due to $1.2 million of direct labor and manufacturing overhead costs which were classified as either cost of sales or inventory in the financial statements for the year ended December 31, 1995, rather than as research and development expenses as they were classified in the financial statements for the year ended December 31, 1994. This resulted from the Company's commencement of commercial production of its rechargeable zinc-air batteries during 1994. The Company also experienced $687,000 in lower material, design and tooling costs related to its development of customized zinc-air accessory batteries for OEMs during the year ended December 31, 1995, as compared to the year ended December 31, 1994. These decreases were partially offset by $155,000 in increased staffing costs, a $42,000 increase in allocated facility costs and a $26,000 increase in travel related expenses.
The Company also experienced a $101,000 increase in depreciation expense relating primarily to improvements in the manufacturing facilities.

     Marketing, general and administrative expenses decreased to $3.1 million for the year ended December 31, 1996 from $4.2 million for the same period in 1995. This decrease of $1.1 million was largely due to a $315,000 reduction in marketing, advertising, and public relations expenses. The Company also experienced a decrease of $186,000 in consulting fees, a reduction of $157,000 in the write-off of obsolete inventory, a decrease of $155,000 in warranty expense, a reduction of $146,000 in professional fees, a $96,000 decrease in royalty payments pursuant to the DEMI License, and a $42,000 reduction in amortization expenses. These decreases were partially offset by a $60,000 increase in personnel costs.

     Marketing, general and administrative expenses increased to $4.2 million for the year ended December 31, 1995 compared to $3.8 million for the year ended December 31, 1994. The increase of $0.4 million in 1995 over 1994 was largely due to a $247,000 increase in professional fees and expenses and investor relations expenses, a $207,000 increase in consulting fees, increases in the charges to warranty and obsolescence reserves of $157,000 and $297,000, respectively, and a $50,000 increase in staffing related expenses. These increases in 1995 as compared to 1994 were partially offset by a $332,000 reduction in marketing, advertising and public relations expenses, a $104,000 reduction in amortization expenses, a $53,000 reduction in the minimum royalty expense pursuant to the DEMI License and a $22,000 reduction in compensation expense due to the amortization of unearned stock compensation associated with the award of shares to non-employee directors under the

Company's 1993 Non-Employee Director's Restricted Stock Award Plan.

     Interest income increased in 1996 to $1,059,000 from $691,000 in 1995 and $464,000 in 1994. The increases in interest income in 1996 and 1995 were due to the higher cash balances resulting from the Company receiving net proceeds of $9.4 million from the private placement of common stock and warrants during May 1996 and the private placement of $10.7 million in 8% convertible debentures during November 1995. Both financings are discussed below in the "Liquidity, Capital Resources and Financial Condition" section.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

The Company financed its operations from inception through July 9, 1993 with debt and private placements of common stock. On July 9, 1993, the Company received, net of underwriting discounts and commissions but before deducting expenses, proceeds of $16.3 million from its initial public offering of 2,500,000 shares of common stock. On August 6, 1993, the Company issued an additional 311,700 shares pursuant to the exercise of the underwriters' over-allotment option, and received additional proceeds of $2.0 million, net of underwriting discounts and commissions. On November 9, 1994, the Company closed a second public offering of 2,500,000 shares of its common stock, generating proceeds of $12.3 million, net of underwriting discounts and commissions but before deducting expenses. On December 7, 1994, an additional 150,000 shares were issued pursuant to the underwriters' overallotment option, generating additional proceeds of $736,500, net of underwriting discounts and commissions.

     On November 29, 1995, the Company issued $10,675,000 principal amount of
8% convertible subordinated debentures due November 17, 1997.  Beginning
January 13, 1996 and ending November 17, 1997, a holder of a debenture may elect to convert the debenture into common stock of the Company at a conversion price equal to the lesser of $3.60 per share or a percentage ranging from 85% to 100% of the average closing bid price for the five trading days immediately prior to the conversion. If a holder does not elect to convert the debentures, the debentures automatically are converted into common stock on November 17, 1997 based on the above formula. Upon the occurrence of a specific event, such as a merger, joint venture, or strategic partner involvement, the Company, at its option, may redeem the debentures, in whole or in part, for cash at 130% of the debenture issue price plus accrued interest. Interest on the debentures accrues at 8% per year and is payable in common stock upon conversion. In connection with the transaction, the Company paid to a placement agent $840,500 in fees and delivered a warrant to purchase 225,590 shares of common stock at an exercise price of $4.32 per share. The cash payment has been charged to stockholders' equity. During 1996, debentures with a principal amount of $9.8 million plus accrued interest were converted into 5,394,992 shares of the Company's common stock at an average conversion price of $1.86 per share.

     On May 20, 1996, the Company issued 1,584,158 shares of its common stock, and warrants to purchase an additional 835,000 shares, in a private placement at an aggregate purchase price of $10 million. The transaction generated proceeds of $9.4 million, net of expenses. The warrants have an exercise price of $6.3125 per share and expire in five years. The value of the warrants is included in common stock on the balance sheet.

     The net proceeds from these financings have been and will be used to fund capital equipment purchases, research and development efforts, sales and marketing activities, production of commercial and prototype zinc-air battery products, development of OEM relationships and working capital and general corporate purposes as determined by management. In the interim, the Company invests the net proceeds in government securities and other short-term, investment grade, interest bearing investments.

     As of December 31, 1996 the Company had cash and cash equivalents of $18.7 million.

     Net cash used in operating activities dropped to $6.9 million in 1996 from $9.2 million in 1995. Net cash used in operating activities for 1995 was $600,000 lower than the $9.8 million used in operating activities in 1994. The changes in net cash used in operating activities are primarily due to the changes in costs and expenses discussed above in "Results of Operations."

     During the years ended December 31, 1996 and 1995, cash used in investing activities was $158,000 and $324,000, respectively, which primarily reflected the purchase of manufacturing and battery testing equipment and improvements to leased facilities. Investing activities provided $7.8 million for the year ended December 31, 1994 resulting primarily from the maturity of marketable securities totaling $8.7 million which was partially offset by $894,000 in purchases of equipment and leasehold improvements.

     Net cash provided by financing activities was $9.4 million in 1996 as compared to $9.9 million in 1995 and $12.7 million in 1994. The cash provided by financing activities in 1996 was primarily due to the private placement sale of the Company's common stock and warrants for $10 million, net of $635,000 in expenses. The cash provided by financing activities in 1995 was primarily due to the issuance of $10.7 million of 8% convertible debentures, net of $841,000 of placement fees. The cash provided by financing activities in 1994 was primarily due to the sale of common stock through the Company's second public offering.

     As discussed in Note 7 to the Financial Statements, the Company has agreed to pay DEMI royalties pursuant to the DEMI License. The Company recorded royalty expense related to the DEMI License for the years ended December 31, 1996, 1995, and 1994 and for the period from inception to December 31, 1996 of $150,000, $250,000, $300,000, and $1,150,000, respectively.

     As discussed in Note 8 to the Financial Statements, the Company executed an agreement with Westinghouse Electric Corporation (the "Westinghouse License") pursuant to which the Company pays 1% of revenues up to $300,000 followed by 0.5% of revenues up to $350,000, at which time no further royalties for product sales will be due.

     At December 31, 1996, the Company had available net operating loss carryfowards for income tax purposes of approximately $36.9 million and research and development credit carryfowards of $1.1 million. These carryforward items will both begin to expire in 2004. Additionally, the Company's net operating loss and research and development credit carryforwards are both subject to certain limitations on annual utilization because of changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss and credit carryforwards available to the Company in the future.

     On March 1, 1996, the Compensation Committee of the Company's Board of Directors approved a plan to reprice certain options to purchase shares of the Company's common stock granted to employees pursuant to the 1992 Stock Option Plan, as discussed in Note 6 to the Financial Statements.

     As discussed in Note 6 to the Financial Statements, on November 7, 1996, the Company amended a stock option agreement with a member of the Board of Directors. For the year ended December 31, 1996, the Company recorded $14,000 in compensation expense related to the amended stock option.

     As described in Note 1 to the Financial Statements, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" during the first quarter of 1996.

     As discussed in Note 6 to the Financial Statements, the Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its employee stock options. Under FASB Statement No. 123, "Accounting for Stock-Based Compensation", certain pro forma information is required regarding net income and earnings per share to be determined as if the Company has accounted for its employee stock options subsequent to December 31, 1994 under the fair value method of that Statement. The Company estimates its pro forma net loss using the fair value method for valuing employee stock options for the years ended December 31, 1996 and 1995 to be $8.0 million and $10.7 million, respectively.

     The Company currently anticipates that its existing cash balances will fund operations and continue technology development at the current level of activity into 1998. However, it may be necessary for the Company to increase its research and development and marketing expenses as it continues to work to improve its zinc-air technology and to expand its relationships with portable computer OEMs. It may also be necessary for the Company to expand its manufacturing capacity in 1997 to meet anticipated sales requirements. The Company will continue to need working capital beyond that generated by its May 1996 stock and warrant placement, and depending on the Company's results of operations, the Company may find it necessary to obtain additional working capital on an accelerated basis or in amounts greater than currently anticipated. There can be no assurance that additional equity or debt financing will be available when needed or on terms acceptable to the Company. To date, both costs and development times have substantially exceeded the Company's forecasts. In addition, the battery business is a chemical processing business and, as such, the Company will require specialized equipment to manufacture its zinc-air batteries. Future equipment additions could exceed current Company estimates in cost, complexity and development time.

     The market price of the Company's common stock has fluctuated significantly since it began to be publicly traded in 1993 and may continue to be highly volatile. Factors such as delays by the Company in achieving development goals, inability of the Company to commercialize or manufacture its products, fluctuation in the Company's operating results, changes in earning estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, perceived changes in the markets for various OEM applications incorporating the Company's products, the announcement or termination of relationships with OEMs, and general market conditions may cause significant fluctuations in the market price of the Company's common stock. The market prices of the stock of many high technology companies have fluctuated substantially, often unrelated to the operating or research and development performance of the specific companies. Such market fluctuations could adversely affect the market price for the Company's common stock.

     This report contains statements which to the extent that they are not recitations of historical fact, may constitute "forward looking statements" within the meaning of applicable federal securities laws and are based on the Company's current expectations and assumptions. These expectations and assumptions are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated, which include but are not limited to the following: ability of the Company to achieve development goals, ability of the Company to commercialize its battery technology, development of competing battery technologies, ability of the Company to protect its proprietary rights to its technology, improvements in conventional battery technologies, demand for and acceptance of the Company's products in the marketplace, ability to obtain commitments from OEMs of portable computers to design portable computers mechanically and electrically compatible with the Company's batteries, Company's ability to ramp up production to meet anticipated sales, impact of any future governmental regulations, impact of pricing, costs of materials, ability of the Company to raise additional funds and other factors affecting the Company's business that are beyond the Company's control.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

                          AER ENERGY RESOURCES, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS


                                                                                DECEMBER 31,
                                                                     ----------------------------------
                                                                            1996              1995
                                                                     -------------------  -------------
ASSETS
Current assets:
  Cash and cash equivalents (Note 1)...............................         $ 18,728,427      $ 16,417,152
  Trade accounts receivable (less allowance of $2,411 at
    December 31, 1996 and $19,790 at December 31, 1995)............                3,475             8,025
  Inventories (Notes 1 and 2)......................................              100,399           254,008
  Prepaid expenses.................................................              178,137           141,132
                                                                      ------------------      ------------
Total current assets...............................................           19,010,438        16,820,317
Equipment and improvements:
  Machinery and equipment..........................................            2,993,555         2,874,394
  Office equipment.................................................              445,926           427,905
  Leasehold improvements...........................................              254,766           252,299
                                                                      ------------------      ------------
                                                                               3,694,247         3,554,598
  Less accumulated depreciation....................................            2,033,392         1,496,406
                                                                      ------------------      ------------
                                                                               1,660,855         2,058,192
Other assets.......................................................               16,841            16,841
                                                                      ------------------      ------------
Total assets.......................................................         $ 20,688,134      $ 18,895,350
                                                                      ==================      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................         $    168,911      $    331,435
  Accrued royalties - related party (Note 7).......................               30,000            60,000
  Other accrued expenses...........................................              309,855           304,315
                                                                      ------------------      ------------
Total current liabilities..........................................              508,766           695,750
Deferred rental expense............................................                2,957             7,056
Stockholders' equity:
  Convertible debentures (Note 11).................................              909,198         9,924,073
  Preferred stock, no par value:
    Authorized - 10,000,000 shares; no shares issued and outstanding                   -                 -
  Common stock, no par value:
    Authorized - 100,000,000 shares; issued and outstanding-
      24,276,080 shares at December 31, 1996 and 17,269,180 shares
      at December 31, 1995.........................................           65,675,743        46,905,677
  Notes receivable from common stock sales.........................              (71,875)          (71,875)
  Unearned stock compensation (Note 4).............................             (328,455)         (342,000)
  Deficit accumulated during the development stage.................          (46,008,200)      (38,223,331)
                                                                      ------------------      ------------
Total stockholders' equity.........................................           20,176,411        18,192,544
                                                                      ------------------      ------------
Total liabilities and stockholders' equity.........................         $ 20,688,134      $ 18,895,350
                                                                      ==================      ============

See accompanying notes.

                           AER ENERGY RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS



                                                                                              PERIOD FROM JULY
                                                                                              17, 1989 (DATE OF
                                                                                              INCEPTION) TO
                                               YEARS ENDED DECEMBER 31,                       DECEMBER 31,
                             ----------------------------------------------------------------------------------
                                     1996                     1995                1994               1996
                             ----------------------   --------------------  ----------------   ----------------

Revenues...................  $             22,633     $           158,602   $         48,540   $        229,775
  Cost of sales............             1,310,360               2,178,681            594,846          4,083,887
                             --------------------     -------------------   ----------------   ----------------
Gross margin...............            (1,287,727)             (2,020,079)          (546,306)        (3,854,112)
Costs and expenses:
  Research and development
    - related party  (Note 7)                   -                       -                  -          1,145,913
    - other................             4,207,551               4,695,756          6,341,100         25,546,867
Marketing, general and
  administrative
    - related party  (Note 7)             149,317                 245,242            298,542          1,143,101
    - other................             2,973,899               3,928,550          3,467,009         16,425,039
                             --------------------     -------------------   ----------------   ----------------
Total costs and expenses...             7,330,767               8,869,548         10,106,651         44,260,920
                             --------------------     -------------------   ----------------   ----------------
Operating loss.............            (8,618,494)            (10,889,627)       (10,652,957)       (48,115,032)
Interest income............             1,059,173                 691,432            464,133          2,686,398
Interest expense
- related parties..........                     -                       -                  -           (264,445)
                             --------------------     -------------------   ----------------   ----------------
Net loss...................  $         (7,559,321)    $       (10,198,195)  $    (10,188,824)  $    (45,693,079)
                             ====================     ===================   ================   ================
Net loss per share.........  $              (0.33)    $             (0.59)  $          (0.68)  $          (3.60)
                             ====================     ===================   ================   ================
Weighted average shares
outstanding................            22,673,126              17,228,972         14,904,822         12,684,773

See accompanying notes.

                           AER ENERGY RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                            NOTES                        DEFICIT
                                                                          RECEIVABLE                   ACCUMULATED
                                                                             FROM                      DURING THE         TOTAL
                               CONVERTIBLE           COMMON STOCK           COMMON        UNEARNED     DEVELOPMENT    STOCKHOLDERS'
                                DEBENTURES      SHARES           AMOUNT   STOCK SALES    COMPENSATION     STAGE           EQUITY
                               -----------   -----------     ------------ ------------   ------------  ------------   ------------
Issuance of common stock:
  For cash ranging from $0.02
    to $7.00 per share, inception
    to August 1993...............   $   -     11,233,450      $28,858,185    $      -    $       -     $       -      $28,858,185
  For promissory notes ranging
    from $0.89 to $1.89 per
    share, February 1990 to
    January 1993.................       -        135,450          169,675    (169,675)           -             -               -
  For exchange of debt ranging
    from $1.22 to $1.89 per
    share, May 1991 to July 1992        -      3,079,305        4,438,934           -            -             -        4,438,934
Payments received on
  promissory notes...............       -              -                -      34,300            -             -           34,300
Shares granted under Restricted
  Stock Award Plan (Note 4)......       -         87,000          891,750           -     (891,750)            -               -
Compensation under Restricted
  Stock Award Plan ..............       -              -                -           -       50,063             -           50,063
Cancellation of promissory note..       -        (21,375)         (40,375)     40,375            -             -               -
Net loss, inception to
  December 31, 1993..............       -              -                -           -            -      (17,746,739)  (17,746,739)
                                    ------    ----------      -----------    --------    ---------     ------------    ----------
Balance at December 31, 1993            -     14,513,830       34,318,169     (95,000)    (841,687)     (17,746,739)   15,634,743
  Issuance of common stock:
    For cash at $5.25 per share,
      November to December
      1994.......................       -      2,650,000       12,656,153           -            -             -       12,656,153
Exercise of stock options:
  $1.89 per share, May 1994......       -          2,250            4,252           -            -             -            4,252
  $1.22 per share, June 1994.....       -          8,100            9,900           -            -             -            9,900
  $0.89 per share, July 1994.....       -         40,500           36,045           -            -             -           36,045
  $1.89 per share, August 1994...       -          5,400           10,206           -            -             -           10,206
  $1.22 per share, October 1994..       -          4,500            5,490           -            -             -            5,490
Shares granted under Restricted
  Stock Award Plan (Note 4) .....       -         12,750          102,000           -     (102,000)            -               -
Shares cancelled under Restricted
  Stock Award Plan (Note 4)......       -        (12,000)         (96,000)          -       96,000             -               -
Compensation under Restricted
  Stock Award Plan ..............       -              -         (195,750)          -      361,687             -          165,937
Payments received on
  promissory notes ..............       -              -                -       8,125            -             -            8,125
Net loss.........................       -              -                -           -            -      (10,188,824)  (10,188,824)
                                    ------    ----------      -----------    --------    ---------     ------------   -----------
Balance at December 31, 1994.....       -     17,225,330       46,850,465     (86,875)    (486,000)     (27,935,563)   18,342,027

Continued on next page

                           AER ENERGY RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY





                                                                            NOTES                      DEFICIT
                                                                         RECEIVABLE                  ACCUMULATED
                                                     COMMON STOCK           FROM                      DURING THE        TOTAL
                                    CONVERTIBLE  ---------------------     COMMON         UNEARNED   DEVELOPMENT     STOCKHOLDERS'
                                    DEBENTURES    SHARES      AMOUNT     STOCK SALES    COMPENSATION    STAGE           EQUITY
                                    ----------  ----------  ----------  --------------   ----------  ------------     -----------
 Exercise of stock options:
  $0.89 per share, March 1995....            -      11,250      10,013               -            -             -          10,013
  $1.22 per share, May 1995......            -       9,500      11,590               -            -             -          11,590
  $1.89 per share, May 1995......            -       2,700       5,103               -            -             -           5,103
  $1.89 per share, June 1995.....            -       5,400      10,206               -            -             -          10,206
  $1.22 per share, August 1995...            -       5,000       6,100               -            -             -           6,100
  $1.22 per share, October 1995..            -      10,000      12,200               -            -             -          12,200
 Compensation under Restricted
  Stock Award Plan ..............            -           -           -               -      144,000             -         144,000
 Payments received on
  promissory notes ..............                        -           -          15,000            -             -          15,000
 Sale of convertible debentures
  for cash, November 1995........    9,834,500           -           -               -            -             -       9,834,500
 Interest payable on convertible
  debentures ....................       89,573           -           -               -            -       (89,573)              -
 Net loss .......................            -           -                           -            -   (10,198,195)    (10,198,195)
                                    ----------  ----------  ----------      ----------   ----------  ------------   -------------
Balance at December 31, 1995....     9,924,073  17,269,180  46,905,677         (71,875)    (342,000)  (38,223,331)     18,192,544
 Issuance of common stock:
  For cash at $6.31 per share,
    May 1996 ....................            -   1,584,158   9,365,217               -            -             -       9,365,217
 Exercise of stock options:
    $1.22 per share, June 1996...            -       2,000       2,441               -            -             -           2,441
    $5.00 per share, June 1996...            -       2,000      10,000               -            -             -          10,000
 Conversion of debentures into
    common stock.................   (9,240,423)  5,394,992   9,240,423               -            -             -               -
 Interest payable on convertible
    debentures ..................      225,548           -           -               -            -      (225,548)              -
 Shares granted under Restricted
    Stock Award Plan.............            -      29,750     185,922               -     (185,922)            -               -
 Shares cancelled under
    Restricted Stock Award Plan..            -      (6,000)    (48,000)              -       48,000             -               -
 Compensation under Restricted
    Stock Award Plan.............            -           -           -               -      151,467             -         151,467
 Grant of Compensatory Stock
    Options......................            -           -      14,063               -            -             -          14,063
 Net loss........................            -           -           -               -            -    (7,559,321)     (7,559,321)
                                    ----------  ----------  ----------  --------------   ----------  ------------     -----------
Balance at December 31, 1996.....   $  909,198  24,276,080 $65,675,743        $(71,875)   $(328,455) $(46,008,200)    $20,176,411
                                    ==========  ========== ===========  ==============   ==========  ============     ===========

See accompanying notes.

                           AER ENERGY RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                                                                          PERIOD FROM JULY
                                                                                                          17, 1989 (DATE OF
                                                                 YEARS ENDED DECEMBER 31,                   INCEPTION) TO
                                                     -------------------------------------------------       DECEMBER 31,
                                                           1996             1995             1994                1996
                                                     ----------------  ---------------  --------------  -------------------
OPERATING ACTIVITIES:
Net loss...........................................  $ (7,559,321)     $(10,198,195)    $(10,188,824)   $ (45,693,079)
Adjustments to reconcile net loss to net cash used
  in operating activities:
    Depreciation and amortization..................       547,530           640,371          631,916        2,429,399
    Amortization of unearned stock compensation....       151,467           144,000          165,937          511,467
    Grant of compensatory stock options............        14,063                 -                -           14,063
    Loss on disposal of equipment .................         7,390            14,936           11,788           38,591
    Deferred rental expense........................        (4,099)           (9,901)          (3,743)           2,957
    Accretion of discount on marketable securities.             -                 -          (52,790)        (187,407)

Changes in operating assets and liabilities:
    Advanced royalties.............................             -                 -           37,139                -
    Trade accounts receivable......................         4,550            (6,962)          (1,063)          (3,475)
    Inventories....................................       153,609           124,845         (378,853)        (100,399)
    Prepaid expenses and other current assets......       (37,005)           49,816          (58,224)        (178,447)
    Accounts payable...............................      (162,524)          (66,011)          77,814          168,911
    Accrued royalties payable - related party......       (30,000)          (30,343)             341           30,000
    Other current liabilities......................         5,540           144,393          (88,669)         468,789
                                                     ------------      ------------     ------------    -------------
Net cash used in operating activities..............    (6,908,800)       (9,193,051)      (9,847,231)     (42,498,630)

INVESTING ACTIVITIES:
Purchases of equipment and improvements............      (157,583)         (324,296)        (894,011)      (3,755,172)
Purchase of marketable securities..................             -                 -                -      (11,512,296)
Purchase of license agreement......................             -                 -                -         (250,000)
Proceeds from marketable securities................             -                 -        8,700,000       11,700,000
Changes in other assets............................             -                 -           (2,524)        (140,501)
                                                     ------------      ------------     ------------    -------------
Net cash (used in) provided by investing activities      (157,583)         (324,296)       7,803,465       (3,957,969)

FINANCING ACTIVITIES:
Proceeds from revolving credit note to related
    parties........................................             -                 -                -        5,430,000
Issuance of convertible debentures, net of issuance
    costs..........................................             -         9,834,500                -        9,834,500
Payments on notes payable to related parties.......             -                 -                -       (1,150,000)
Payments received on promissory notes..............             -            15,000            8,125           57,425
Issuance of common stock upon exercise of stock
    options........................................        12,441            55,212           65,893          133,546
Issuance of common stock, net of issuance costs....     9,365,217                 -       12,656,153       50,879,555
                                                     ------------      ------------     ------------    -------------
Net cash provided by financing activities..........     9,377,658         9,904,712       12,730,171       65,185,026
                                                     ------------      ------------     ------------    -------------
Increase in cash and cash equivalents..............     2,311,275           387,365       10,686,405       18,728,427

Cash and cash equivalents at beginning of period...    16,417,152        16,029,787        5,343,382                -
                                                     ------------      ------------     ------------    -------------
Cash and cash equivalents at end of period.........  $ 18,728,427      $ 16,417,152     $ 16,029,787    $  18,728,427
                                                     ============      ============     ============    =============

See accompanying notes.

                           AER ENERGY RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996


1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     AER Energy Resources, Inc. (the "Company") was incorporated on July 17, 1989 and since inception has engaged in the development and commercialization of high energy density, rechargeable zinc-air batteries. The Company's operations to date have been primarily focused on developing and updating the technology, setting up the manufacturing process, testing and selling zinc-air batteries, recruiting personnel and similar activities. The Company began selling its first product in August 1994. Sales through December 31, 1996 have been minimal. Until significant product sales occur, the Company is considered to be a development stage company for financial reporting purposes.

Uses of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     In accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Based on the Company's estimate of future undiscounted cash flows, the Company expects to recover the carrying amounts of its remaining fixed assets. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term resulting in the need to write-down those assets to fair value. During the year ended December 31, 1996, the Company recorded a write-off of obsolete equipment with a net book value of $7,890, which was included in marketing, general and administrative expenses.

Cash and Cash Equivalents

     For purposes of the balance sheets and statements of cash flows, cash and cash equivalents consist of cash, bank deposits and highly liquid investments with maturities of three months or less when purchased and are stated at cost, which approximates market.

Inventories

     Inventories are valued at lower of cost or market, using the first-in, first-out (FIFO) method.

Equipment and Improvements

     Equipment and improvements are stated at cost. Depreciation of equipment and improvements is computed using the straight-line method over their estimated useful lives. Certain equipment is used to advance the development of production processes, refine product designs for volume production and produce batteries for laboratory and field testing. The Company plans to utilize this equipment to manufacture batteries in commercial quantities. Amortization of leasehold improvements is recorded over the shorter of the lives of the related assets or the lease terms.

Income Taxes

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Research and Development

     Research and development costs are charged to expense as incurred.

Advertising Expenses

     The Company expenses advertising costs upon first showing. Advertising costs included in marketing, general and administrative expense were $74,272, $272,866, $437,566 and $1,181,201 for the years ended December 31, 1996, 1995 and 1994 and for the period from inception to December 31, 1996, respectively.


2. INVENTORIES

     Inventories are summarized below.


                                                           AT DECEMBER 31,
                                                      --------------------------
                                                            1996      1995
                                                      -------------  --------
Raw material.......................                   $ 95,814       $238,101
Work in progress................                         4,585         13,893
Finished goods....................                       --             2,014
                                                      --------       --------
                                                      $100,399       $254,008
                                                      ========       ========

3. LEASES

     The Company leases office and manufacturing space under operating leases which expire in 1997 and 1998. Rent expense under the operating leases for the years ended December 31, 1996, 1995, and 1994 and for the period from inception to December 31, 1996 was $201,253,

$189,780, $178,291, and $829,754, respectively. Future minimum lease payments by year and in the aggregate under the operating leases consist of the following at December 31, 1996:


                      Years ending December 31,
                      1997 ....................  $143,682
                      1998 ....................    51,631
                                                 --------
                                                 $195,313
                                                 ========


4. 1993 NON-EMPLOYEE DIRECTORS' RESTRICTED STOCK AWARD PLAN

     On August 26, 1993, the Board of Directors adopted, subject to shareholder approval, the Company's 1993 Non-Employee Directors' Restricted Stock Award Plan. The plan provides for the grant of up to an aggregate of 240,000 shares of the Company's common stock to directors of the Company who are not officers or employees of the Company. In general, the plan provides for awards of 15,000 shares of common stock to each non-employee director, with 3,000 vesting after each year of his or her service as a director.

     On October 1, 1993 and November 11, 1993, in accordance with the plan, the Company issued a total of 87,000 shares of this restricted common stock to eligible members of the Company's Board of Directors. The plan was subsequently approved by shareholders at the Company's 1994 Annual Meeting of Shareholders. A summary of the activity related to the 1993 Non-Employee Directors' Restricted Stock Award Plan follows:


                                                      YEARS ENDED DECEMBER 31,
                                                      1996      1995      1994
                                                    --------  --------  --------

Shares outstanding-beginning of year..............   87,750     87,750   87,000
Issued............................................   29,750         --   12,750

Canceled..........................................   (6,000)        --  (12,000)
                                                    -------   --------  -------

Shares outstanding-end of year....................  111,500     87,750   87,750
                                                    =======   ========  =======

Shares vested-end of year.........................   51,750     33,750   15,750
                                                    =======   ========  =======


5. STOCKHOLDERS' EQUITY

     On May 20, 1996, the Company issued 1,584,158 shares of its common stock, and warrants to purchase an additional 835,000 shares, in a private placement at an aggregate purchase price of $10,000,000, as discussed in Note 10.

     On November 29, 1995, the Company reserved 225,590 shares of common stock for issuance in connection with a warrant delivered to the placement agent of $10,675,000 principal amount of 8% convertible subordinated debentures, as discussed in Note 11.

     During the period from inception to December 31, 1994, the Company issued shares of stock to officers and employees of the Company in exchange for notes receivable. These notes are secured by the shares of common stock issued and bear interest at 10%. The notes required payments of interest only through 1993. In December 1994, the notes were amended to include full recourse against the borrowers in the event of nonpayment with principal and accrued interest payable in equal annual installments in 1997 and 1998.
The amended notes also include a forgiveness provision for the entire indebtedness contingent on the length of employment of the makers of the notes. Any forgiveness of indebtedness will result in a write-off of the related notes receivable and a charge to expense.

     During 1991, a major stockholder and another stockholder exchanged notes due from the Company in the amount of $2,400,000 plus accrued interest of $125,545 for 2,066,355 shares of the Company's common stock. During 1992, a major stockholder of the Company advanced $1,880,000 to the Company under a revolving credit note bearing interest at prime plus 2%. During 1992, the stockholder exchanged the outstanding balance plus accrued interest of $33,389 for 1,012,950 shares of the Company's common stock.


6. STOCK OPTIONS

     In December 1994, the Company entered into a stock option agreement with a member of the Board of Directors which granted the Director the option to acquire 50,000 shares of the Company's common stock at an exercise price of $4.25 per share. The agreement was entered into as part of the consulting arrangement discussed in Note 7. On November 7, 1996, the agreement was amended to reduce the number of shares subject to the option from 50,000 shares to 25,000 shares and to reduce the option exercise price from $4.25 per share to $2.125 per share. The Company recorded $14,063 in compensation expense related to the amended agreement since the closing market price for the Company's common stock on November 7, 1996 was $2.6875 per share and therefore higher than the amended option exercise price. The option is 100% vested and expires in 2004.

     During 1992, the Company established the 1992 Stock Option Plan whereby options may be granted to key employees to purchase shares of common stock at prices not less than the fair value of the shares on the date of the grant for incentive stock options and not less than 50% of the fair value of the shares on the date of the grant for non-qualified stock options. Options become vested 20% per year not earlier than 12 months from the date of the grant and are exercisable for a period of ten years from the grant date. On May 9, 1996, the Company amended the 1992 Stock Option Plan to increase the number of shares reserved for future issuance to 1,500,000.

     On March 1, 1996, the Compensation Committee of the Company's Board of Directors approved a plan to reprice certain options to purchase shares of the Company's common stock granted to employees pursuant to the 1992 Stock Option Plan. The options were repriced effective March 22, 1996. Options originally priced from $4.63 to $8.00 per share were repriced at $3.19 per share, the closing market price of the common stock on March 22, 1996. Each of the repriced options, whether or not vested, could not be exercised for a period of one year ending February 28, 1997. Options to purchase a total of 795,000 shares of common stock were repriced, of which 71,000 were fully vested prior to repricing.

     The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 ("Statement 123"), "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net loss and net loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for both 1995 and 1996: risk-free interest rates of 5.0%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 91%; and a weighted-average expected life of the option of five years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until the year 1999. The Company's pro forma information follows (in thousands except for loss per share information):

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1996                 1995
                                                                 ----------          -----------
Pro forma net loss.......................................          $(7,996)             $(10,722)
Pro forma net loss per share:
  Primary..................................................        $ (0.35)             $  (0.62)
  With effect of convertible debentures*...................        $ (0.34)             $  (0.62)

     *Assumes all debentures converted during 1996 were converted at January 1, 1996.

     A summary of option activity related to the 1992 Stock Option Plan follows:

                                                                                                     WEIGHTED
                                                                                  OPTION         AVERAGE EXERCISE
                                                                                  SHARES         PRICE PER SHARE
                                                                                  ------         ----------------
Granted during 1992............................................................    57,375             $1.89
                                                                                 --------        ----------------
Outstanding at December 31, 1992...............................................    57,375              1.89
  Granted......................................................................   111,125              4.88
  Canceled.....................................................................   (32,625)             1.89
                                                                                 --------        ----------------
Outstanding at December 31, 1993...............................................   135,875              4.33
  Granted......................................................................   505,000              7.55
  Canceled.....................................................................  (124,000)             7.14

  Exercised..................................................................      (7,650)             1.89
                                                                                 --------              ----
Outstanding at December 31, 1994.............................................     509,225              6.87
  Granted....................................................................     525,000              5.07
  Canceled...................................................................    (158,500)             6.32
  Exercised..................................................................      (8,100)             1.89
                                                                                 --------              ----
Outstanding at December 31, 1995.............................................     867,625              5.93
  Granted....................................................................      85,000              4.83
  Canceled...................................................................     (50,000)             6.04
  Exercised..................................................................      (2,000)             5.00
                                                                                 --------              ----
Outstanding at December 31, 1996 (1).........................................     900,625            $ 3.37
                                                                                 ========              ====
Outstanding at December 31, 1996 (1):
  Exercise price ranging from $1.89 to $2.19 (2) with a weighted-average
    remaining contractual life of 6.0 years                                        32,625            $ 1.89
  Exercise price ranging from $2.20 to $6.19 with a
    weighted-average remaining contractual life of 8.6 years                      868,000              3.43
                                                                                 --------              ----
                                                                                  900,625            $ 3.37
                                                                                 ========              ====
Options exercisable at December 31, 1996 (1):
  Exercise price ranging from $1.89 to $2.19 (2).........                          19,575            $ 1.89
  Exercise price ranging from $2.20 to $6.19 (3).........                         222,000              3.25
                                                                                 --------              ----
                                                                                  241,575            $ 3.14
                                                                                 ========              ====
Weighted-average fair value of options granted during 1996                                           $ 3.51
                                                                                                       ====

(1) Exercise price reflects repricing to $3.19 per share on March 22, 1996.
(2) $2.19 reflects the market price for the Company's common stock at December 31, 1996.
(3) Includes vested repriced options with a one year holding period expiring February 28, 1997.


     Prior to adoption of the 1992 Stock Option Plan, the Company entered into stock option agreements with key employees to purchase common stock of the Company. Options granted under these stock option agreements were immediately 100% vested and expire in 1999. A summary of option activity related to these agreements follows:


                                                                    WEIGHTED
                                                                AVERAGE EXERCISE
                                                 OPTION SHARES  PRICE PER SHARE
                                                 ------------   ----------------
Outstanding at December 31, 1990 and 1991......       254,250        $ .89
  Granted......................................        48,600         1.22
                                                 ------------   ----------------
Outstanding at December 31, 1992...............       302,850          .94
  Granted......................................            --           --
                                                 ------------   ----------------
Outstanding at December 31, 1993...............       302,850          .94
  Exercised....................................       (53,100)         .97
                                                 ------------   ----------------
Outstanding at December 31, 1994...............       249,750          .94
  Exercised....................................       (35,750)        1.12
                                                 ------------   ----------------
Outstanding at December 31, 1995...............       214,000          .91
  Exercised....................................        (2,000)        1.22
                                                 ------------   ----------------
Outstanding at December 31, 1996...............       212,000        $ .90
                                                 ============   ================
Options exercisable at December 31, 1996.......       212,000        $ .90
                                                 ============   ================

7. RELATED PARTY TRANSACTIONS

     In December 1994, the Company entered into a consulting agreement with a member of the Board of Directors for a period of one year. Under the terms of the agreement, the director provided the Company with certain business and marketing consulting services in return for approximately $209,000 plus an option to acquire 50,000 shares of the Company's common stock, as discussed in Note 6. The agreement expired in December 1995 and was not renewed. As discussed in Note 6, in November 1996, the number of shares of common stock subject to the option was reduced from 50,000 shares to 25,000 shares.

     The Company has a license agreement with Dreisbach Electromotive, Inc. ("DEMI"). Under DEMI's agreement, the Company has an exclusive license to use the patent rights for the purpose of manufacturing and marketing certain batteries and other products employing similar technology. In addition, the Company agreed to pay DEMI royalties, beginning in 1991, of 4% of net sales subject to certain minimum amounts and possible increases or decreases to a maximum of 4% and a minimum of 2%, as specified in the agreement. The applicable percentage of royalties is currently 4% of net sales. The Company recorded royalty expense related to the DEMI license for the years ended December 31, 1996, 1995, and 1994 and for the period from inception to December 31, 1996 of $150,000, $250,000, $300,000, and $1,150,000, respectively.
Minimum royalty expenses are included in marketing, general and administrative expenses in the statements of operations. Actual royalties due as a percentage of sales are included in the cost of sales. As of December 31, 1996 and 1995, $30,000 and $60,000 of these royalty payments remained unpaid, respectively. The future minimum royalty payments specified by the agreement consist of the following:



                      Years Ending December 31,
                      1997 ....................  $100,000
                      1998 ....................  $100,000
                      1999 ....................   $50,000


     The Company recorded research and development expenses as a part of the agreement for the period from inception to December 31, 1996 of approximately $1,146,000, all of which were recorded prior to 1993. No additional amounts of research and development expenses were required under the agreement after 1992.


8. LICENSE AGREEMENT

     On May 12, 1993, the Company executed an agreement with Westinghouse Electric Corporation ("Westinghouse") whereby the Company obtained exclusive license and sublicense rights to use Westinghouse's air electrode technology for portable computer products and non-exclusive license and sublicense rights for all other portable products. The agreement entitles the Company to improvements developed or acquired by Westinghouse prior to May 1, 1995. Pursuant to the agreement, the Company paid an initial license fee of $250,000 and pays 1% of revenues up to $300,000 followed by 0.5% of revenues up to $350,000, at which time no further royalties for product sales will be due. In addition, the Company purchased specific production equipment for $325,000 from Westinghouse. The agreement also includes certain provisions requiring additional payments to Westinghouse if the Company sublicenses the technology.

9. INCOME TAXES

     A reconciliation of the provision for income taxes to the federal statutory rate of 34% is as follows:



                                                                              PERIOD FROM JULY
                                                                              17, 1989 (DATE OF
                                        YEARS ENDED DECEMBER 31,              INCEPTION) TO
                                ---------------------------------------        DECEMBER 31,
                                    1996          1995          1994              1996
                                -----------   -----------   -----------   -----------------------
Tax at statutory rate.........  $(2,570,161)  $(3,467,386)  $(3,464,200)  $           (15,535,638)
Research and development costs      (80,319)     (123,621)     (288,445)               (1,140,017)
Other.........................        4,329         4,546         3,866                    23,782
Valuation reserve.............    2,646,151     3,586,461     3,748,779                16,651,873
                                -----------   -----------   -----------   -----------------------
                                $       --    $        --   $        --   $                    --
                                ===========   ===========   ===========   =======================

     The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets consist of the following:


                                          DECEMBER 31,
                                      -----------------------
                                          1996         1995
                                      ----------  -----------
Deferred tax assets:
  Net operating loss carryforwards..  $12,538,803  $ 9,534,450
  Depreciation......................      102,190      213,620
  Accrued royalties.................      212,499      212,498
  Capitalized start-up costs........    2,524,251    2,860,549
  Research and development credits..    1,140,017    1,059,698
  Warranty reserve..................       48,789       48,974
  License agreement.................       59,004       59,004
  Accounts receivable reserve.......          820        6,729
  Inventory obsolescence............       25,500       10,200
                                      -----------  -----------
  Gross deferred assets.............   16,651,873   14,005,722
  Valuation allowance...............   16,651,873   14,005,722
                                      -----------  -----------
Net deferred tax assets.............  $        --  $        --
                                      ===========  ===========

     At December 31, 1996, the Company had available net operating loss carryforwards for income tax purposes of approximately $36.9 million and research and development credit carryforwards of approximately $1.1 million. These carryforward items will both begin to expire in 2004. Additionally, the Company's net operating loss and research and development credit carryforwards are both subject to certain limitations on annual utilization because of changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss and credit carryforwards available to the Company in the future.


10. PROCEEDS FROM THE SALE OF COMMON STOCK

     On May 20, 1996, the Company issued 1,584,158 shares of its common stock, and warrants to purchase an additional 835,000 shares, in a private placement at an aggregate purchase price of $10,000,000. The transaction generated proceeds of $9,365,217, net of expenses. The warrants have an exercise price of $6.3125 per share and expire in five years. The value of the warrants is included in common stock on the balance sheet.

     On November 9, 1994, the Company closed a public offering of 2.5 million shares of its common stock, generating proceeds of $12.3 million, net of underwriting discounts and commissions but before deducting expenses. On December 7, 1994, an additional 150,000 shares of common stock were issued pursuant to the underwriters' over-allotment option, generating additional proceeds of $736,500, net of underwriting discounts and commissions.

     On July 9, 1993, the Company closed an initial public offering of 2.5 million shares of its common stock, generating proceeds of $16.3 million, net of underwriting discounts and commissions but before deducting expenses. On August 6, 1993, an additional 311,700 shares of common stock were issued pursuant to the underwriters' over-allotment option, generating additional proceeds of $2.0 million, net of underwriting discounts and commissions.

     The net proceeds from the common stock sales have been and continue to be used to fund capital equipment purchases, research and development efforts, sales and marketing activities, working capital and general corporate purposes at the Company's discretion.


11. PROCEEDS FROM THE SALE OF CONVERTIBLE DEBENTURES

     On November 29, 1995, the Company issued $10,675,000 principal amount of 8% convertible subordinated debentures due November 17, 1997. Beginning January 13, 1996 and ending November 17, 1997, a holder of a debenture may elect to convert the debenture into common stock of the Company at a conversion price equal to the lesser of $3.60 per share or a percentage ranging from 85% to 100% of the average closing bid price for the five trading days immediately prior to the conversion. If a holder does not elect to convert the debentures, the debentures automatically are converted into common stock on November 17, 1997 based on the above formula. Upon the occurrence of a specific event, such as a merger, joint venture, or strategic partner involvement, the Company, at its option, may redeem the debentures, in whole or in part, for cash at 130% of the debenture issue price plus accrued interest. Interest on the debentures accrues at 8% per year and is payable in common stock upon conversion. In connection with the transaction, the Company paid to a placement agent $840,500 in fees and delivered warrants to purchase 225,590 shares of the Company's common stock at an exercise price of $4.32 per share. The warrants expire in four years. The cash payment has been charged to stockholders' equity. As of December 31, 1996, $9,775,000 principal amount of debentures had been converted into 5,394,992 shares of common stock at an average conversion price of $1.86 per share. Subsequent to December 31, 1996, an additional $150,000 principal amount was converted into 67,992 shares of common stock. Assuming all debenture conversions occurred at January 1, 1996, net loss per share for the year ended December 31, 1996 was $(0.32).

12. DEFINED CONTRIBUTION BENEFIT PLAN

Effective February 1, 1993, the Company adopted the AER Energy Resources 401(k) Plan, a defined contribution benefit plan which qualifies under Section 401(k) of the Internal Revenue Code. All employees of the Company as of February 1, 1993 were eligible to participate in the plan. Employees hired after February 1, 1993 who have completed six months of service with the Company may participate in the plan. Participants may contribute up to 15% of their base salary to the plan and any employer matching contribution is discretionary. There was no employer matching contribution for either the year ended December 31, 1996 or 1995.

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
AER Energy Resources, Inc.

     We have audited the accompanying balance sheets of AER Energy Resources, Inc. (a development stage company) as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996 and for the period from July 17, 1989 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AER Energy Resources, Inc. (a development stage company) at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 and for the period from July 17, 1989 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
Ernst & Young LLP


Atlanta, Georgia
January 17, 1997